Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR-ENDED SEPTEMBER 30, 2015

DECEMBER 29, 2015

MERUS LABS INTERNATIONAL INC.
100 Wellington St. West, Suite 2110

Toronto, Ontario, Canada

M5K 1H1

TABLE OF CONTENTS

INTRODUCTORY NOTES	3
The Company	3
Date of Information	3
Currency	3
Cautionary Note Regarding Forward Looking Statements	3
CORPORATE STRUCTURE	6
Corporate Organization	6
DEVELOPMENT OF the BUSINESS	7
BUSINESS OF MERUS LABS	13
Our Products	13
Our Business Model	13
Government Regulation	16
Employees	16
Urology / Women's Health - Emselex®/Enablex®	16
Anticoagulants - Sintrom®	19
Cholinergic Agents - Salagen	22
Hormone Replacement Therapies - Estraderm	23
Vancocin®	23
Risk Factors	25
DIVIDENDS	33
CAPITAL STRUCTURE	33
Authorized Capital	33
Common Shares	33
Preferred Shares	34
MARKET FOR SECURITIES	36
ESCROWED SECURITIES	38
DIRECTORS AND OFFICERS	38
Principal Occupations and Other Information about Our Directors and Executive Officers	41
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	44
Conflicts of Interest	45
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	45
Factive® Arbitration Proceeding	45
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	46
TRANSFER AGENT AND REGISTRAR	46
MATERIAL CONTRACTS	46
INTERESTS OF EXPERTS	46
ADDITIONAL INFORMATION	46
AUDIT COMMITTEE AND AUDIT FEES	47

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INTRODUCTORY NOTES

The Company

References to the “Company”, “Merus” and “we” are to Merus Labs International Inc. and its direct and indirectly owned subsidiaries.

Date of Information

The date of the information presented in this Annual Information Form (the “AIF”) is September 30, 2015, unless otherwise indicated.

Currency

All amounts in this AIF are in Canadian dollars unless otherwise indicated. We indicate United States dollars as “US$”.

Cautionary Note Regarding Forward Looking Statements

This AIF contains certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things include:

•	our expectations regarding sales from our existing products, including our sales forecasts;

•	our ability to acquire new products;

•	our expectations regarding our ability to raise capital, including our ability to secure the financing necessary to enable us to acquire new products;

•	our expectations regarding sales from products that we acquire or license;

•	our expectations regarding the pricing of our products;

•	our forecasts regarding our operating expenditures, including general and administrative expenses,

•	our expectations regarding the development of our target markets;

•	our expectations regarding government regulations of our products and any new products that we acquire;

•	our expectations regarding currency exchange rates;

•	our expectations regarding income taxes;

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•	our plans, objectives and targets for future revenue growth and operating performance;

•	our plans and objectives regarding new products that we may acquire; and

•	our forecast business results and anticipated financial performance.

The forward-looking information in statements or disclosures in this AIF is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•	our ability to successfully market and sell our products;

•	our ability to service existing debt;

•	our ability to increase sales of our existing products;

•	our ability to acquire new products and, upon acquisition, to successfully market and sell new products that we acquire;

•	our ability to achieve the financing necessary to complete the acquisitions to new products;

•	market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	the acceptance of our products by regulatory and reimbursement agencies in various territories including Canada and Europe and inclusion on drug benefit formularies, hospital formularies and acceptance by pharmacies, physicians and patients in the marketplace;

•	determinations by regulatory and reimbursement agencies in various countries including Canada and Europe regarding the maximum reimbursement price payable for the products that we sell;

•	core patent protection for our product portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	the patient health, legal, and commercial risks associated with patient adverse events or side effects resulting from the use of our products;

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•	the inability to adequately protect our key intellectual property rights;

•	the loss of key management or scientific personnel;

•	the activities of our competitors and specifically the commercialization of innovative or generic products that compete in the same category as our products;

•	the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•	the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Investors should review the full discussions as to material risks and uncertainties, and factors and assumptions used to develop forward-looking statements, including the Risk Factors identified in this AIF below.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this AIF in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our products in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our products;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, security holders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

We caution you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in our publicly filed disclosure documents.

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CORPORATE STRUCTURE

Corporate Organization

Merus Labs International Inc. (“We”, “Merus” or the “Company”) is a company existing under the British Columbia Business Corporations Act (the “BCBCA”).

Organization

The Company was formed on December 19, 2011 through the amalgamation of Envoy Capital Group Inc. (“Envoy”) with Merus Labs International Inc. (“Old Merus”). On October 1, 2012, we completed a further amalgamation with our wholly owned subsidiary, Merus Labs Inc. and continued under the name Merus Labs International Inc.

Old Merus was incorporated under the laws of the Province of British Columbia on November 2, 2009 as a numbered company, 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp.

Envoy was incorporated under the laws of the Province of British Columbia, Canada in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. Envoy was engaged in the business of a merchant banking organization focused on providing financial services as well as equity and debt capital to small and mid-cap companies from 2006 through to 2011. Envoy was continued to the Province of British Columbia in connection with the amalgamation with Old Merus.

Subsidiaries

We carry out our business through the following wholly owned subsidiaries, each of which is directly or indirectly 100% owned:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Interest Owned

Merus Labs Luxco S.a.r.L.	Luxembourg	100%

Merus Labs Luxco II S.a.r.L.	Luxembourg	100%

Merus Labs Netherlands B.V.	Netherlands	100%

Merus Pharma Inc.	British Columbia	100%

ECG Holdings Inc.	Delaware	100%

Orbis Pharma Inc.	Ontario	100%

Stock Exchange Listings

Our Common Shares are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

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Principal Office

Our head office is located at 100 Wellington St. West, Suite 2110, Toronto, Canada M5K 1H1. We may be reached by telephone at (416) 593-3725 or facsimile at (416) 593-4434.

Web Site

Our website is www.meruslabs.com. Information contained on our website does not constitute a part of this AIF.

DEVELOPMENT OF the BUSINESS

The development of our pharmaceutical business, including material events during the past four years, is summarized below.

Vancocin® Acquisition

On May 13, 2011, Merus Labs Inc. (“Merus Labs”), at that time a subsidiary of Old Merus, acquired all right, title and interest in and to the pharmaceutical product Vancocin® (vancomycin hydrochloride) capsules (“Vancocin®”), including the right to manufacture, market and sell Vancocin® in Canada, from Iroko International LP, a subsidiary of Iroko Pharmaceuticals, LLC (“Iroko”). Merus Labs acquired Vancocin® for total consideration of approximately US$20 million.

Vancocin® capsules are indicated for the treatment of:

•	Enterocolitis—caused by Staphylococcus aureus (including methicillin-resistant strains); and

•	Antibiotic-associated pseudomembranous colitis—caused by Clostridium difficile.

FACTIVE® Acquisition

On March 7, 2012, we completed the acquisition of the North American product rights for FACTIVE® (Gemifloxacin Mesylate) tablets from Cornerstone Therapeutics Inc. (“Cornerstone”) for total consideration of $4.0 million paid in full on closing. FACTIVE® is a FDA-approved quinolone with 5-day oral dosing indicated for the treatment of both acute bacterial exacerbation of chronic bronchitis and mild to moderate community-acquired pneumonia. Factive has not been commercialized in Canada. Pursuant to the acquisition, we acquired the license to the FACTIVE® trademark and patent, inventory on hand, and certain related intellectual property and other information and materials required to continue marketing the brand in the North American market. We subsequently entered into a sales and promotion agreement for FACTIVE® with Vansen Pharma Inc. to market the product in the United States.

May 2012 Private Placement

On May 29, 2012, we completed a short form prospectus financing of 5,556,000 Common Shares at a price of $1.80 per Common Share for gross proceeds of $10,000,800.

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Emselex®/Enablex® Acquisition

On July 11, 2012, we acquired the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. The acquisition was completed pursuant to an asset purchase agreement dated July 11, 2012 between Merus Labs Luxco SARL, one of our wholly owned subsidiaries, and Novartis Pharma AG (the “Enablex® Acquisition Agreement”). Under the Enablex® Acquisition Agreement, we acquired a fully paid-up license for the Emselex®/Enablex® (darifenacin) for the territories of Canada and Europe (exclusive of France, Spain and Italy) for a purchase price of US$63 million. We have paid the purchase price in full by way of a $35 million up-front cash payment and a $20 million vendor take back note issued in favour of Novartis which matured on July 11, 2013 (the “Novartis VTB Note”). Pursuant to the acquisition, we acquired the license to the Emselex®/Enablex® trademark and patent, certain related intellectual property, and other information and materials required to continue marketing the brand in the territories acquired.

We funded the Emselex®/Enablex® acquisition with cash on hand and a debt facility provided to us by PDL BioPharma, Inc. (“PDL BioPharma”). The amount of the credit facility provided by PDL BioPharma was up to US$55 million, of which US$35 million of this amount was drawn down upon the completion of the Emselex®/Enablex® acquisition with a further US$20 million guaranteed through a letter of credit facility. We paid the balance of the purchase price for the Emselex®/Enablex® acquisition from cash on hand, of which, US$4 million had been paid as a deposit at June 30, 2012. The PDL BioPharma loan bore interest at 13.5% per annum, with monthly interest payments and periodic principal repayments until maturity on March 31, 2015. We used the unpaid balance of the credit facility to repay the $20 million Novartis VTB Note at maturity in July 2013. The full amount owing under the PDL BioPharma credit facility was repaid using the proceeds of the loan advanced under the 2013 Credit Agreement, as described below.

June 2013 Private Placement

On June 7, 2013, we completed a private placement of 7,678,034 shares at a price of $0.60 per share for gross proceeds of $4,606,820. Proceeds were used for debt repayment and general corporate purposes.

FACTIVE® Disposition

On August 26, 2013, we sold the North American rights to FACTIVE® to Okana Ventures Inc. [OTC BB: OKNV] for gross proceeds of approximately US$3.4 million. Pursuant to the definitive agreements, we divested the license to the FACTIVE® trademark and patent, inventory on hand, various contingent liabilities, and certain related intellectual property and other information and materials required to market the brand in the North American market. The gross proceeds from the divestiture are comprised of a cash payment of US$2.2 million paid on closing, a non-contingent deferred cash payment of US$800,000 to be paid in quarterly instalments over the next 15 months, and 3 million shares of OKNV. We determined to sell our rights due to the inherent challenges associated with the product and the need for additional investment.

2013 Debt Facility and Convertible Debenture Financing

On September 24, 2013, we entered into a senior secured debt facility with a syndicate of lenders (the “2013 Credit Agreement”). We used the proceeds of the loan advanced under the 2013 Credit Agreement, in combination with proceeds from the convertible debentures described below, to repay our credit facility with PDL BioPharma. The loan under the 2013 Credit Agreement was a $30 million term loan to mature on September 30, 2016 bearing interest at prime plus 3.0%, with monthly payments of principal and interest. The principal payments were $700,000 per month for the first 24 months, increasing to $1,100,000 per month for the final 12 months. The facility also provides for up to $2 million on a revolving line of credit, based on eligible accounts receivable. The loan under the 2013 Credit Agreement was repaid in September 2014 using the proceeds of the loan under the 2014 Credit Agreement, as described below.

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In connection with this refinancing, the Company issued convertible debentures with a principal value of $10,000,000 to two investment funds. The debentures have a term of five years, maturing September 20, 2018, with interest at 8.0%, payable quarterly. The principal amount of the debentures are convertible at the option of the holder into common shares at a fixed rate of $1.50 per common share, with an option for the Company to force conversion if its common shares trade at, or above, $2.30 per share for 20 consecutive days. The debt facility is secured by all assets of the Company and contains customary affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as traditional financial covenants.

March 2014 Prospectus Offering

On March 25, 2014, we completed the issuance of 13,529,750 Common Shares at a price of $1.70 per Common Share for gross proceeds of $23,000,575. The Common Shares were offered and sold pursuant to a prospectus supplement to our base shelf prospectus.

June 2014 Prospectus Offering

On June 19, 2014, we completed the issuance of 18,400,000 Common Shares at a price of $1.70 per Common Share for gross proceeds of $31,280,000. The Common Shares were offered and sold pursuant to a prospectus supplement to our base shelf prospectus.

Preferred Shares

On July 11, 2014, we completed the private placement issuance of $10 million of Series A convertible preferred shares (“Series A Preferred Shares”) to a large Canadian institutional investor. In aggregate, we issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total gross proceeds of $10 million. The $10 million Series A Preferred Shares will pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company's common shares at a conversion price of $2.20 per share, provided that accrued but unpaid dividends may be paid at cash or by the issuance of additional shares at the option of the holder. Any additional shares issued on account of accrued but unpaid dividends will be issued at a conversion price that is equal to the greater of (i) $2.20 per share, and (ii) the market value of the Company’s common shares at the time of the conversion. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. The Series A Preferred Shares were originally redeemable by the holder if the Company did not complete a product acquisition transaction by December 31, 2014, however this redemption right is no longer in effect as a result of our completion of the Sintrom® acquisition, as described below.

Conversion of Convertible Debentures

On July 17, 2014, we exercised our right to convert the $10 million unsecured convertible debentures issued to a large Canadian institutional investor in September 2013 into common shares of the Company. We exercised our right based on the closing price of the Company’s common shares having equaled or exceeded $2.30 per share for the 20 consecutive trading days ended July 14, 2014. The principal value of the debentures were convertible at a fixed price of $1.50 per share, with accrued interest convertible at the weighted average price for the 5 days prior to conversion. In aggregate, we issued 6,677,918 common shares to convert the outstanding $10 million principal amount plus accrued but unpaid interest.

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Financing Acquisition Transaction

On July 4, 2014, the Company entered into a definitive acquisition agreement with Dacha Strategic Metals Inc. ("Dacha") (TSXV:DSM) pursuant to which Dacha agreed to complete the balance of a previously announced investment of aggregate investment (inclusive of Dacha’s initial investment of $5 million during the June 2014 prospectus offering) at least $11 million in Merus. As contemplated by the letter agreement between Dacha and Merus entered into on June 10, 2014, the acquisition agreement provided that Merus would acquire from Dacha, in exchange for common shares of Merus ("Dacha Merus Shares"), a new subsidiary to be incorporated by Dacha ("Newco") and to which Dacha will contribute a minimum of $6 million cash by way of equity subscriptions. The number of Dacha Merus Shares that Dacha was to receive in exchange for Newco was agreed to equal Newco's cash on hand at closing divided by $1.70. Merus also agreed to pay to Dacha a transaction fee upon closing of the transaction, payable in the common shares of Merus based on a price of $1.70 per share, equal to 3.5% of the aggregate value of the Merus Shares exchanged for Newco.

Dacha purchased $5 million of Merus Shares at a price of $1.70 per share as part of the Merus bought deal financing completed on June 19, 2014.

The Company completed the financing acquisition transaction with Dacha on August 14, 2014. The Company issued 4,246,544 common shares to Dacha in exchange for all of the issued and outstanding shares of Newco for the completion of the transaction. Newco held $6,975,001 in cash and had no other assets or liabilities upon completion of the Acquisition.

Factive® Arbitration Proceeding

In the fourth quarter of fiscal 2014, the Company received notice of a request for arbitration from the original owner of the Company’s former Factive® product. The request for arbitration is based on the original license agreement entered into by the original owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive® product to the Company. The original owner is seeking an award for damages relating to an alleged breach of contract, as well of disgorgement of revenues and other benefits derived by the Company from sales of Factive®. The Company denies any liability to the original owner.

Sintrom® Acquisition and 2014 Credit Facility

On September 8, 2014, Merus Luxco acquired from Novartis AG, in certain European countries including the key countries of Spain, Italy, Greece, Romania and Bulgaria, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom® (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom® has been available in Europe for over 50 years.

The Company paid Novartis US$111 million for the Acquisition, which was completed pursuant to an asset purchase agreement executed among the Company, the Merus Subsidiary and Novartis (the “Sintrom® Asset Purchase Agreement”). Pursuant to the Acquisition, Merus inlicensed the Sintrom® trademark, certain related intellectual property, and acquired other information and materials required to continue commercializing the brand in the Territories. The Merus Subsidiary did not acquire an assignment of any Novartis sales contracts or assume any outstanding Novartis liabilities in connection with the acquisition.

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Under the Sintrom® Asset Purchase Agreement, the Company and the Merus Subsidiary entered into a license agreement with Novartis under which the Merus Subsidiary acquired an exclusive, perpetual, royalty-free, fully paid-up license to market, sell and commercialize Sintrom® in the Territories. The license rights include the rights to use the trademark Sintrom® in the Territories (the “Sintrom® License Agreement”).

In addition, the Company and the Merus Subsidiary entered into a supply agreement with Novartis under which Novartis has agreed to manufacture, distribute, and sell Sintrom® during the first phase of the transition period for the economic benefit of the Merus Subsidiary. During the second stage of the transition period, while Merus transfers the product manufacturing to a contract manufacturer, Merus will distribute and sell Sintrom® and Novartis will continue to supply the product (the “Sintrom® Supply Agreement”). .. The arrangements under the supply agreement are comparable to the arrangements between the Merus Subsidiary and Novartis for the Company’s Enablex® product acquired from Novartis in 2012.

The Company funded the Sintrom® Acquisition with cash on hand and new funding of approximately $58 million from an $80 million bank facility under a credit agreement entered into by the Company with a syndicate of commercial lenders (the “2014 Credit Agreement”). The 2014 Credit Agreement was entered into concurrent with and in order to fund the Sintrom® Acquisition. The loan under the 2014 Credit Agreement is non-revolving term loan that matures in 5 years. The Company is required to make equal quarterly payments of principal amortized over the 5 year term. Interest is payable monthly based on the bank prime rate plus agreed upon margins. The loan under 2014 Credit Agreement is secured by a first priority pledge of all assets of the Company and its key subsidiaries, including the pledge by the Company of shares of its key subsidiaries. The balance of the advance under the 2014 Credit Agreement of approximately $22 million was applied to repay the Company’s previously outstanding loan under the 2013 Credit Agreement, which has now been repaid in full.

Performance Share Unit Plan

Our shareholders approved our 2015 Performance Share Unit Plan (the “PSU Plan”) on March 26, 2015. The details of the PSU Plan are provided in our information circular dated February 23, 2015 in respect of the annual general and special meeting of our shareholders held on March 26, 2015. Shareholders also ratified the grant of 950,000 performance share units to our employees and officers.

April 2015 Prospectus Offering

On April 30, 2015, we completed the issuance of 19,672,200 Common Shares at a price of $3.05 per Common Share for gross proceeds of $60,000,201 further to an underwritten offering. On June 1, 2015, we completed the issuance of an additional 1,000,550 Common Shares at a price of $3.05 per Common Share for gross proceeds of $3,051,678 further to the partial exercise by the underwriters’ of their overallotment option. The Common Shares were offered and sold pursuant to a short-form prospectus.

Acquisition of Salagen ® and Estraderm MX®

On May 22, 2015, we, through one of our wholly owned subsidiaries, acquired the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets. The products have been acquired from Novartis Pharma AG for a purchase price of US$29.5 million.

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We acquired rights to the following products under an asset purchase agreement (the “Salagen/ Estraderm Asset Purchase Agreement”) executed between the Company and its wholly owned subsidiary and Novartis Pharma AG and its parent, Novartis AG (together, “Novartis”):

•	Salagen® (pilocarpine hydrochloride), a pharmaceutical product used for the treatment of symptoms of dry eye and dry mouth disorders and that is indicated for xerostomia following radiation therapy; and

•	Estraderm MX®, a transdermal delivery format of estradiol used for (i) the treatment of signs and symptoms of estrogen deficiency due to the menopause, whether natural or surgically induced, (e.g. hot flushes, sleep disturbances, and urogenital atrophy, as well as accompanying mood changes), and (ii) the prevention of accelerated postmenopausal bone loss.

Under the Salagen/ Estraderm Asset Purchase Agreement, we acquired:

•	the rights of Novartis under a license agreement with a third-party licensor to manufacture, market and sell Salagen®, in a territory comprised of 50 countries, the majority of which are European counties, inclusive of France, Germany, Italy, Spain and the United Kingdom, and which also include Russia and a number of Western Asian countries. We will be required to make payments of royalties calculated based on sales of Salagen® in the territories to the third party licensor and, subject to the payment of these royalties, will own an exclusive, perpetual license to manufacture, market and sell Salagen® in the territories; and

•	an exclusive, perpetual, royalty-free, fully paid-up license to manufacture, market and sell Estraderm MX® in six countries, including Great Britain, Australia, Italy, Colombia, Spain, Poland and Singapore, as well as other countries in the European Union subject to limitations on the obligations of Novartis to supply product in these additional countries.

Similar to the arrangements for our Sintrom® and Enablex® products acquired by us from Novartis, Novartis will continue to procure, supply and sell the products acquired in the territories during a transition period in which the marketing authorizations for the products will be transferred to our subsidiary. During this transition period, Novartis will pay to us the profit derived from sales of the products in the territories based upon an agreed form of profit calculation. Upon transfer of the marketing authorizations to our subsidiary, we will directly source the products and will commence selling the products directly to customers in the territories.

We funded the acquisition with available cash.

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BUSINESS OF MERUS LABS

Our Products

We are a specialty pharmaceutical company that currently owns, markets and distributes the following pharmaceutical products within the territories described below pursuant to license and other intellectual property rights that we have acquired:

Name of Product	Indication	Territories	Patent Protection

Sintrom®	Treatment and prevention of thromboembolic diseases	Certain European countries including the key countries of Spain, Italy, Greece, Romania and Bulgaria	None

Emselex®/Enablex®	Treatment of overactive bladder syndrome	Canada and Europe (excluding France, Spain and Italy)	Core patents expire in 2016, Supplemental Protection Certificate provides barrier through October 2019

Salagen ®	Treatment of symptoms of dry eye and dry mouth disorders and that is indicated for xerostomia following radiation therapy	Territory comprised of 50 countries, the majority of which are European counties, inclusive of France, Germany, Italy, Spain and the United Kingdom, and which also include Russia and a number of Western Asian countries	None

Estraderm MX®	Treatment of signs and symptoms of estrogen deficiency due to the menopause and the prevention of accelerated postmenopausal bone loss	Great Britain, Australia, Italy, Colombia, Spain, Poland and Singapore, as well as other countries in the European Union subject to limitations on the obligations of Novartis to supply product in these additional countries	None

Vancocin®	Treatment of infections caused by bacteria such as C.difficile in the gastrointestinal tract	Canada	None

Our products are described in detail below.

Our Business Model

Our business model involves targeting the acquisition of established legacy prescription medicines in the following categories:

•	on patent but at maturity stage of product life cycle;

•	branded generics;

•	under promoted products;

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•	niche market pharmaceuticals; and

•	products with annual sales below critical thresholds for large pharmaceutical companies.

Once a product is acquired, we will look to integrate the product into our operations and optomize the value through one of several levers, including increasing sales volumes through targeted promotion, increasing revenue share through more efficient distribution or other cost savings in manufacturing or operations. In many cases, we implement a focused sales and marketing plan to promote the product with the goal of increasing sales and market share. Our corporate growth strategy is driven by a product acquisition plan which employs an opportunistic approach to source product acquisition candidates. Our objective is to source pharmaceutical products across broad therapeutic classes in order to provide access to acquisition targets not available to other players and to create a diversified strategy. Although we have a broad therapeutic focus, we may pursue opportunities if the application of a dedicated small scale sales force can deliver incremental product sales growth. Our current geographic focus is Europe, Canada and the United States. We believe that our corporate strategy will result in a diversified product portfolio. To manage such a product portfolio, we have implemented a low cost operating model in which there is a light infrastructure footprint. Consistent with this approach, we have partnered with third party contract manufacturing and regulatory service providers to leverage their expertise while still maintaining maximum flexibility for us.

We are not engaged in the drug development process and do not target drugs that are in the development process for acquisition. Our strategy is to acquire prescription medicines that have all necessary regulatory approvals to be marketed and sold for the territories where we acquire marketing and distribution rights.

Superior Business Model for Acquisition of Diversified Legacy Products

We believe that we have a well defined strategy in seeking to acquire legacy products primarily for the purpose of generating a stream of stable revenues and cash flow. We believe that this strategy will provide us with the flexibility to consider a broad range of acquisition targets from a variety of therapeutic areas. Our management believes that our approach to product acquisition and our return objectives provides us with a competitive advantage in acquiring products as we can purchase diversified bundles of products from a single vendor. In contrast, our competitors, such as niche pharmaceutical companies, are more likely to focus on individual product acquisitions within the same therapeutic area. As a result, certain vendors may view us as a preferred purchasing candidate.

Predictable Cost Structure

Our plan is to establish a predictable cost structure by relying on a small employee base and outsourcing most of the operational functions associated with our business, including warehousing, distribution, customer service, invoicing, collections, regulatory affairs, medical and drug information, human resources and informational technology. Wherever possible, our objective will be to achieve cost controls by entering into contractual supply and/or service agreements that dictate fixed or percentage fixed costs with annual adjustments for inflation. In the case of our manufacturing supply agreements, our cost of goods will be based on a fixed, per unit cost with annual inflationary adjustments. Our management believes the predictability, flexibility and efficiency gained by contracting with established, experienced service organizations will assist us in maintaining our margins and maximizing distributable cash.

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Partnership with Leading Service Providers

As part of our business plan, one of our key objectives will be to enter into outsourcing relationships with leading providers of pharmaceutical contract services for many of the operational functions associated with our business and we intend to pursue this strategy in the future.

Intellectual Property

We will rely on a combination of economic barriers, regulatory and patent and trademark rights to protect our investment in the products that we acquire. We believe that trademark protection is an important part of establishing product and brand recognition and that these rights are an important component of our ability to be able to effectively market and sell the products that we acquire. We will rely on patent protection for products that we acquire in order to provide protection from generic pharmaceutical products during the remaining life of patents that apply to the products that we acquire. A patent is the grant of a property right which allows its holder to exclude others from, among other things, selling the subject invention in, or importing such invention into, the jurisdiction that granted the patent. In the U.S., Canada and the European Union, patents expire 20 years from the date of application.

Our Competitors

Our competitors in the pharmaceutical market range from large multinational pharmaceutical development corporations to small, single product companies that may limit their activities to a particular therapeutic area or region or territory. Competition also comes from generic companies, which develop and commercialize formulations that are identical to marketed brands.

With respect to our acquisition strategy, we expect to compete principally with other pharmaceutical companies who seek to acquire mature pharmaceutical products as part of their growth strategy. These companies, however, typically focus on under-promoted products in specific therapeutic niches that offer growth potential through synergistic sales and marketing efforts. To our knowledge, few, if any, companies are currently seeking to acquire legacy products solely for the purpose of generating a stream of consistent cash flow. In addition, since we are not focused on specific therapeutic classes, we will have the ability to purchase diversified products and product bundles.

We face increased competition from manufacturers of generic pharmaceutical products when patents covering certain of our currently marketed products expire or are successfully challenged. Generic versions are generally significantly less expensive than branded versions, and, where available, may be required in preference to the branded version under third-party reimbursement programs, or substituted by pharmacies. If competitors introduce new products, delivery systems or processes with therapeutic or cost advantages, our products can be subject to progressive price reductions or decreased volume of sales, or both. Most products that we acquire must compete with other products already on the market or products that are later developed by competitors. Manufacturers of generic pharmaceuticals typically invest far less in research and development than research-based pharmaceutical companies and therefore can price their products significantly lower than branded products. Accordingly, when a branded product loses its market exclusivity, it normally faces intense price competition from generic forms of the product. Our Vancocin product faces generic competition in Canada, as discussed below.

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Government Regulation

Government authorities in the U.S., at the federal, state and local level, in Canada and in other countries extensively regulate, among other things, the research, development, testing, approval, manufacturing, labeling, post-approval monitoring and reporting, packaging, promotion, storage, advertising, distribution, marketing and export and import of pharmaceutical products and medical devices. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. FDA approval must be obtained in the U.S., approval of Health Canada must be obtained in Canada, EMA approval must be obtained for countries that are part of the European Union and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products or medical devices for use by humans. Regulation by other federal agencies, such as the Drug Enforcement Administration (“DEA”), and state and local authorities in the United States, and by comparable agencies in certain foreign countries, is also required. The FTC, the FDA and state and local authorities regulate the advertising of medical devices, prescription drugs, over-the-counter drugs and cosmetics. The Federal Food, Drug and Cosmetic Act, as amended (“FDCA”) and the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, sale, distribution, advertising and promotion of our products. The FDA requires a Boxed Warning (sometimes referred to as a “Black Box” Warning) for products that have shown a significant risk of severe or life-threatening adverse events and similar warnings are also required to be displayed on the product in certain other jurisdictions.

Manufacturers of drug products and medical devices are required to comply with manufacturing regulations, including current good manufacturing regulations enforced by the FDA and Health Canada and similar regulations enforced by regulatory agencies outside the U.S. and Canada. In addition, we are subject to price control restrictions on our pharmaceutical products in many countries in which we operate.

We are also subject to extensive U.S. federal and state health care marketing and fraud and abuse regulations, such as the federal False Claims Act, Federal and Provincial marketing regulation in Canada and similar regulations in foreign countries in which we may conduct our business. The federal False Claims Act imposes civil and criminal liability on individuals or entities who submit (or cause the submission of) false or fraudulent claims for payment to the government. If our operations are found to be in violation of any of these laws, regulations, rules or policies or any other law or governmental regulation, or if interpretations of the foregoing change, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations.

Employees

As at September 30, 2015, we had ten employees.

OUR OPERATIONS

We currently have products in the area of urology/women's health, anticoagulants and anti-infectives.

Urology / Women's Health - Emselex®/Enablex®

Over Active Bladder

Overactive bladder occurs when a large muscle in the bladder known as the detrusor contracts more often than normal. This causes a person to feel a sudden and sometimes overwhelming urge to urinate even when the bladder isn’t full. Urgency, incontinence, and urinary frequency can also be caused by urinary-tract infections, kidney stones, prostate infection or enlargement, or medicine taken to treat other conditions such as high blood pressure. Though not life-threatening, overactive bladder is inconvenient, can be embarrassing, and can markedly reduce quality of life.

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Emselex®/Enablex®

In 2003, Novartis Pharma AG (Novartis) acquired the Emselex®/Enablex® (darifenacin) product from Pfizer Inc. and the product was approved for sale in Europe and the United States in 2004. As the global sales of Emselex®/Enablex® were below the critical sales thresholds, Novartis decided to reduce its marketing and sales efforts in the majority of territories where the product was marketed. In 2010, Novartis divested the product rights for the United States to Warner Chilcott Plc. The core patents protecting the Emselex®/Enablex® (darifenacin) product expire in August 2016. In addition, the patent rights are also covered by a Supplementary Protection Certificate in most major European markets which provides a barrier to entry through October 2019.

Acquisition of Emselex®/Enablex® (darifenacin) Product Rights

In July 2012, we acquired from Novartis the Canadian and European rights (excluding France, Spain and Italy) to manufacture, market, and sell the branded prescription medicine product Emselex®/Enablex® (darifenacin) extended release tablets. Darifenacin is a muscarinic antagonist indicated for the treatment of overactive bladder with symptoms of urge urinary incontinence, urgency and frequency. The product’s specific mechanism of action is the blocking of the M3 muscarinic receptor, which is primarily responsible for bladder muscle contractions. As overactive bladder is a chronic condition, Emselex®/Enablex® is prescribed as a medication to be taken once daily and the extended release tablet format is produced in 7.5mg and 15mg dosage strengths.

Transition Period under Enablex Acquisition Agreement

The acquisition of the license rights to Enablex were completed pursuant to the Enablex® Acquisition Agreement. As part of this agreement, we entered into a transition services and supply agreement with Novartis to facilitate the seamless and efficient transfer of the product to us. This transition period ended in 2013 and, as a result, we currently act as the principal in the sales of Enablex as opposed to an agent. As such, revenues for sales of Enablex made by the Company acting as principal were accounted for on a gross basis, as opposed for on a net-basis.

Promotion and Distribution Agreements

As we have acquired the product rights in a number of European countries in which the product is not being actively marketed, we have partnered with local marketing and sales organizations with the goal of incrementally increasing sales in those regions.

During 2013, we entered into promotion and distribution agreements with selected partners in certain European countries for the Emselex®/Enablex® product. Under the terms of the agreements, the partner companies have been granted exclusive rights to distribute, market, and sell Emselex®/Enablex® in their respective territories. The general structure of the arrangements are such that the partners contribute the local marketing and sales resources in exchange for a portion of the incremental net sales generated above the current annual baseline net sales. The territories covered by these distribution and promotion agreements did not have any substantial marketing and sales resources devoted to the product in recent years.

We have entered into these promotion and distribution agreements with partner companies in order to access our partners’ knowledge and expertise in their local markets. Our strategy is for Emselex®/Enablex® to become a major growth driver for the Company and we believe these collaborations will enable Merus to broaden its reach in countries which were previously underserved in terms of marketing and sales efforts.

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Contract Manufacturing

We have entered into an agreement with a European contract manufacturing group to manufacture Emselex®/Enablex® for sale and distribution in Europe and Canada. The operational phase of the manufacturing tech transfer began in May 2013. During the operational transition period Novartis will continue to manage the manufacturing of Emselex®/Enablex®. Once this operational transition period is concluded, we will manage the manufacturing under the contract manufacturing agreement.

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Customers

We have established a number of marketing and promotional agreements in various countries throughout Europe. The counterparties to these agreements effectively become our sole customers in that region. As such, we have a limited number of customers, each with contractual arrangement and sales incentives. In Canada, Emselex®/Enablex® is sold through similar channels as our other Canadian products, whereby a large majority of the sales are to large national wholesalers.

Pricing

During 2014, we were informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, that they planned to introduce a single reimbursement class for all anticholinergic-based OAB products in the German market. This new classification would effectively set a maximum reimbursable price for public payors. The Committee has invited Merus to provide a rationale for Enablex® (Darifenacin) being excluded from the class, which we have done. We participated with a number of pharmaceutical companies and other stakeholders in a hearing conducted by the G-BA on June 9, 2015 as part of the G-BA detailed evaluation process. The G-BA published its decision in October 2015 that Enablex® will be included in the reimbursement class. In December 2015, the G-BA determined the applicable maximum reimbursement price that will apply to Emselex as part of the class to be approximately 40% of the current average price for the product in Germany. No date has been set by the G-BA for when the maximum reimbursement price will apply, however, we do expect the maximum price to impact sometime during fiscal 2016. We anticipate that inclusion of Enablex® in the reimbursement class will result in our sales revenues from Enablex® (Darifenacin) in the German market being materially lower for future financial periods.

Competitive Conditions

There are several other drugs in the over-active bladder market which compete directly with Enablex. Each drug has a certain risk profile and incompatibilities. We believe Enablex is a superior product which compares favourably in certain key areas. The core patents protecting our Enablex® products expire expire in August 2016, which could result in significant competition from generic products. We hold a Supplemental Protection Certificate which provides additional protection through October 2019 and plan to employ a host of strategies in order to stay competitive in changing market conditions.

Anticoagulants - Sintrom®

Anticoagulants prevent stroke and systemic embolism in patients with Atrial Fibrillation. Atrial Fibrillation (“AF”) is the most common cardiac arrhythmia (heart rhythm disorder) and is associated with palpitations, chest pain, or congestive heart failure. Embolism refers to where a clot exists and breaks off and flows into the blood stream later clogging an artitery. Antigoagulants treat and prevent deep vein thrombosis (“DVT”) and pulmonary embolism (“PE”) and also prevent venous thromboembolic events (“VTE”) in patients who have undergone hip or knee replacement surgery.

•	Atrial Fibrillation: AF affects 1–2% of the population and likely to increase in the next 50 years. Prevalence of AF increases with age, from 0.5% at age 40-50, to 5–15% at age 80. Over 6 million Europeans suffer arrhythmia with prevalence estimated to double in the next 50 years

•	VTE: Approximately 1.1 million venous thromboembolic events occur each year across the EU encompassing: DVT events - 61% of total and PE events - 39% of total

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When patients have AF the heart’s two upper chambers (atria) begin to quiver instead of beating effectively. As a result, blood isn’t pumped completely out of the atria and begins to pool and clot. The clot later leaves the heart via blood flow to the brain where it can lodge in a brain artery causing a stroke. It is estimated that 15% of strokes occur with patients with AF.

Anticoagulants are a rapidly evolving market for both legacy and emerging treatment regimes. Dominated by just two therapy classes – vitamin K antagonist and heparin injectables; the anticoagulants industry has come a long way since the 1990s, when advancements in thrombotic disease detection and increased physician awareness were major drivers for market growth. Market growth is currently led by the arrival of novel therapeutics as well as favorable demographic tailwinds. The United States and Europe dominate the global anticoagulants market, which is expected to grow dramatically as advanced therapeutics present brighter prospects for coagulation as well as patient management. While novel drugs are likely to impact the market sometime in near future, factors that already influence market prospects include increasing use of low molecular weight heparins, patient population (Baby Boomers reaching age of retirement), and additional indications for existing drugs. Future impact of anticoagulants is expected to mainly result from enormous patient potential. Among these, an aging population at growing risk of venous and arterial problems and patients on long-term anticoagulation would be the major influencers. Currently, the global anticoagulants market is led by vitamin K antagonist (VKA), unfractionated heparin and low molecular weight heparins (heparins). The injectable anticoagulants market has maintained a steady pace over the years with more number of patients receiving anticoagulation with one or more of the injectable therapies.

Acquisition of Sintrom®

In September 2014, we acquired from Novartis, in certain European countries, the rights to manufacture, market, and sell the branded prescription medicine product Sintrom® (acenocoumarol). Acenocoumarol is an anticoagulant indicated for the treatment and prevention of thromboembolic diseases. Sintrom® has been available in Europe for over 50 years.

Sintrom is an anti-coagulant drug prescribed by physicians for the treatment and the prevention of clotting disorders like thromboembolism diseases, which obstruct the normal flow of blood in the blood vessels and can create serious health problems in the process. Sintrom may also be referred to as a blood thinner. Sintrom does not have the capacity to dissolve clots that have already formed in the blood vessels but rather is used as a preventative treatment. It functions as a vitamin K antagonist and the active ingredient is Acenocoumarol. Sintrom is sold as an oral tablet in 1mg and 2mg doses. Typically, adults are advised to take between 1 and 10 milligrams of the medication every day, depending on their blood test results.

Transition Period under Sintrom Acquisition Agreement

As part of the Sintrom® acquisition agreement, we entered into a transition services and supply agreement with Novartis to facilitate the seamless and efficient transfer of the product to us. The agreement required that Novartis continue to manufacture, distribute, and promote the Sintrom® product in the licensed territories until we had obtained the necessary marketing authorizations to allow us to take over these functions as principal. During this transition period, Novartis provides us with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which we then billed Novartis for the net amount receivable. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, we record revenues relating to Sintrom® on a net basis in our statement of operations, net of cost of goods and marketing and selling expenses, for the transition period of this arrangement.

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During September 2015, the presentation of revenues from Sintrom in Spain switched from a net basis to a gross basis as a result of the marketing authorization and commercial operations in Spain being transferred from Novartis to us. As a result, the revenues and cost of goods related to any sales conducted directly by Merus were recorded separately on a gross basis as if Merus were acting as the principal.

Customers

Sintrom will be sold predominantly through distributors with whom Merus already has established relationships. Sintrom will be sold by the distributors to wholesalers and pharmacy networks. During the fourth quarter of fiscal 2015, the Company began to transfer the majority of its distribution from Novartis to local Company partners. These partners typically represent the end customer for Merus, with the partner responsible for most activities at the regional level.

Contract Manufacturing

Sintrom will continue to be manufactured by Novartis and its contract organizations for a period of time in order to allow Merus to transition the product manufacturing to a contract manufacturer and obtain the related approvals. The transition to a third party manufacturer is expected to provide additional cost savings. Given the legacy nature of the drug and the relatively straight forward production process, sourcing a contract manufacturer is not expected to be an issue. The Company has begun the process to transfer the manufacturing operations for Sintrom and it is expected that the new contract manufacturer will begin producing product in late fiscal 2016.

Competitive Conditions

Sintrom’s key competition in the Vitamin K antagonist (“VKA”) segment of the anticoagulant business is Warfarin and Marcoumar. Warfarin holds the largest market share and is sold in several different countries under different brand names. Warfarin is the chemical name for Coumadin and is manufactured as a generic by several different manufactures including Barr, Sandoz, Merck, Taro, and others. Warfarin is a direct competitor of Sintrom, but not a generic substitute because although similar, it is not the same molecule. The major difference between these products is biological half-life, being the time required for a organism to eliminate one-half of a substance which has been introduced into it. The key benefit of Sintrom is because it has a shorter biological half-life, doctors are able to adjust dosages in the short term and can more readily apply an antidote. Both Warfarin and Marcoumar have a longer life and thus provide more constant long term plasma levels.

New Oral Anti-Coagulants (“NOAC’s”) such as Pradaxa (Boehringer Ingelheim), Xarelto (Bayer) and Eliquis (Apixaban) have obtained EMA approval in 2011/2012 with patent expiry in 2020/2023. These products are the “next generation” of anti-coagulants and have many benefits over legacy anti-coagulants such as VKA’s and as a result many international guidelines recommend NOAC as the preferred option. However, VKA’s in some countries are still the preferred option due to local guidelines, broad physician experience, and low price, given that NOAC's can be up to 50 times more expensive as VKA’s. NOAC’s are superior to VKA’s in terms of safety, efficacy and therapeutic window and for this reason have received much attention since their introduction. However, these drugs exhibit one key issue – in emergency bleeds or surgery, physicians are unable to medically administer an antidote unlike VKA’s. Furthermore, given NOAC’s do not require the same level of monitoring, VKA’s provide physicians with greater oversight over patient progress prompting emergency avoidance. Lastly, doctors have been using VKA’s for decades and as a result are comfortable with dosing, monitoring procedures and reversals in comparison to NOAC’s.

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Cholinergic Agents - Salagen

Cholinergic agents work by increasing the secretion of saliva from the salivary glands, which helps to relieve dry mouth. Pilocarpine is considered to be the gold standard, however there are less effective alternative therapies (non-pilocarpine) that exist.

Acquisition of Salagen

In May 2015, Merus acquired the product rights to Salagen (pilocarpine hydrochloride) capsules from Novartis AG in 18 European territories. Salagen® is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Salagen® had total sales of approximately $7.8 million in 2014. The first marketing authorization was received in 2001 (in EU) and the product has no patent life remaining.

Transition Period under Salagen Acquisition Agreement

As part of the Salagen® acquisition agreement, we entered into a transition services and supply agreement with Novartis to facilitate the transfer of the product to us. The agreement required that Novartis continue to manufacture, distribute, and promote the Salagen® product in the licensed territories until we had obtained the necessary marketing authorizations to allow us to take over these functions as principal. During this transition period, Novartis provides us with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which we then billed Novartis for the net amount receivable. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, we record revenues relating to Salagen® on a net basis in our statement of operations, net of cost of goods and marketing and selling expenses, for the transition period of this arrangement.

Customers

Salagen is sold in 18 European markets via retail and hospital distribution. Salagen will be sold predominantly through distributors with whom Merus already has established relationships. It is expected that the Company will complete the transfer of the majority distribution to local partners sometime during the fiscal 2016 second quarter.

Contract Manufacturing

Salagen API is sourced from Eisai and bulk production occurs at a contract manufacturer in Canada. Final packaging is performed in the UK. The Company assumed these third party contracts as part of its acquisition of the IP rights.

Competitive Conditions

The competitive landscape for Salagen for its primary indication (Xerostomia) are:

i)   Saliva substitutes (variety)

ii)  Saliva stimulants (lozenges, e.g. Natrol)

iii) Cevimeline – cholinergic agonist that has an affinity for muscarinic M3 receptors

iv) Anethole trithione – bile secretion-stimulating drug (cholagogue)

v)  Yohimbine – alpha-2 adrenergic agonist

There is no generic competition in any of the major markets, except Greece. There are no near-future new therapies for the given indications.

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Hormone Replacement Therapies - Estraderm

Hormone replacement therapies (HRT’s) use estrogen to alleviate menopausal systems or osteoporosis.

Acquisition of Estraderm

In May 2015, Merus acquired the product rights to Estraderm MX (β-Estradiol) transdermal patches from Novartis AG in six markets, four of which are in Europe. Estraderm® is indicated to manage certain symptoms of post-menopause and to prevent osteoporosis related to menopause. Estraderm® sales were approximately $3.6 million in 2014. The first marketing authorization was received in 2001 (in EU) and the product has no patent life remaining.

Transition Period under Estraderm Acquisition Agreement

As part of the Estraderm® acquisition agreement, we entered into a transition services and supply agreement with Novartis to facilitate the transfer of the product to us. The agreement required that Novartis continue to manufacture, distribute, and promote the Estraderm® product in the licensed territories until we had obtained the necessary marketing authorizations to allow us to take over these functions as principal. During this transition period, Novartis provides us with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which we then billed Novartis for the net amount receivable. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, we record revenues relating to Estraderm® on a net basis in our statement of operations, net of cost of goods and marketing and selling expenses, for the transition period of this arrangement.

Customers

Estraderm MX is sold in 6 markets, 4 in Europe, via wholesale and retail distribution. Estraderm will be sold predominantly through distributors with whom Merus already has established relationships, with the exception of two new territories (Australia, Columbia) within which the Company has established new relationships. It is expected that the Company will complete the transfer of the majority distribution to local partners sometime during the fiscal 2016 second quarter.

Contract Manufacturing

Estraderm API is sourced from Bayer and production occurs at a contract manufacturer in Germany. The Company assumed these third party contracts as part of its acquisition of the IP rights.

Competitive Conditions

The hormone replacement therapy market has been shrinking globally due to concern over oncologic risks. Newer studies have questioned some of the earlier research and the market shows signs of stabilization or slight growth. Estraderm share within the market has been stable over the last several years.

Vancocin®

We acquired Vancocin® (vancomycin hydrochloride) from Iroko in May 2011. The core patents protecting our Vancocin products expired on July 13, 2010.

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Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral vancomycin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Vancocin® Customers

We generally sell between 80% and 90% of our products directly to three major wholesalers in Canada and United States: AmerisourceBergen, McKesson Corporation and Matrix, which does business as Shoppers Drug Mart. Our management believes that it is common practice in Canada and the United States for pharmacies to have multiple wholesale sources. Other direct buyers include additional smaller wholesalers and distributors, in addition to certain pharmacy chains and food stores that warehouse the products internally.

Changes in the Competitive Landscape

Vancocin is subject to competition from generic competitors and sales of Vancocin have declined materially in fiscal 2015 in comparison to fiscal 2014 due to competition from a second generic competitor which entered the market during fiscal 2014.

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Risk Factors

Our business, financial condition and results of operations could be materially adversely affected by any of the following risks. In addition, risk and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect its business.

Our strategy to grow our business through acquisitions is subject to significant risks.

A key component of our strategy to grow our business is to complete additional pharmaceutical product acquisitions to expand our product range and increase our revenues. Accordingly, we will be dependent upon our ability to enter into acquisition and license agreements with pharmaceutical companies that have products that we believe are consistent with our business strategy. Risks in acquiring new pharmaceutical products include: (a) our ability to locate new products that are attractive and complement our business, and (b) our ability to acquire these products at attractive acquisition prices. We also face competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms. Accordingly we may not be able to acquire rights to additional products on acceptable terms, if at all. Further, we may not be able to obtain future financing for new product acquisitions on acceptable terms, if at all. Our inability to complete acquisitions of additional branded products could limit the overall growth of our business. Furthermore, even if we are able to obtain rights to pharmaceutical products, we may not generate sales sufficient to create a profit or otherwise avoid a loss. For example, the marketing strategy, distribution channels and levels of competition with respect to acquired products may be different than those of our current products and our ability to compete favourably in those product categories may be limited.

If we are not able to acquire the license rights to new products, we may not be able to execute our business strategy and generate revenues as planned.

We depend on acquisition of rights to products from other companies as the primary source for new products. Risks in acquiring new products include: (a) the ability to locate new products that are attractive and complement our business, and (b) the price to acquire or obtain the license for these products may be too costly to justify the acquisition. We also face competition from other pharmaceutical companies in acquiring rights to products, which makes it more difficult to find attractive products on acceptable terms.

We may not be able to secure additional financing which may impair our ability to complete future acquisitions.

There can be no assurance that we will be able to raise the additional funding that we will need to carry out our business objectives and to complete product acquisitions. The development of our business depends upon prevailing capital market conditions, our business performance and our ability to obtain financing through debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the financing we require as and when needed or at all in order to complete future acquisitions. If additional financing is raised by the issuance of shares from treasury, control of our company may change and shareholders may suffer additional dilution.

We have significant debt obligations which require us to generate significant cash flows from operations in order to make mandated payments of principal and interest

We have incurred significant debt obligations in connection with the acquisition of our current product line. Our ability to repay these liabilities will be contingent upon our success in achieving sufficient revenues from these products to be able to make payments of principal and interest against this debt when due and payable. There is no assurance that we will be able to secure future additional financing to repay our current debt facility or our outstanding convertible debentures should cash flows from operations be insufficient to repay these liabilities. Our inability to repay outstanding debt when due would have a material adverse impact on our business.

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We may not be able to implement our business strategy which may impair our ability to generate future revenues.

The growth and expansion of our business is heavily dependent upon the successful implementation of our business strategy. There can be no assurance that we will be successful in the implementation of our business strategy.

We may not be able to continue to meet certain covenants under its existing credit facilities and our inability to meet these covenants could result in acceleration of our long term liabilities.

Our credit facilities require us to maintain specified collateral coverage ratios and satisfy financial covenants. There can be no assurance that we will be able to continue to meet certain covenants under its existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their security under such credit facilities. This may negatively affect our financial condition, business and operating results. Our credit facility also contains restrictive covenants that, among other things, limit our ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	repurchase certain indebtedness;

•	pay dividends, redeem stock or make other distributions;

•	make investments;

•	create certain liens;

•	transfer or sell assets;

•	merge, consolidate or sell all or substantially all of our assets;

•	create restrictions on the ability of our restricted subsidiaries to make payments to us; and

•	enter into certain transactions with our affiliates.

The restrictions in our credit facilities governing our other indebtedness may prevent it from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. If we are unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

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The pharmaceutical industry is highly competitive and is subject to rapid and significant technological change, which could render our technologies and products obsolete or uncompetitive.

Our products will face competition from new pharmaceutical and biotech products that treat some of the same diseases and conditions as our products. Many of our competitors have greater financial resources and selling and marketing capabilities. We will face further competition from drug development companies that focus their efforts on developing and marketing products that are similar in nature to our products, but that in some instances offer improvements over our products, such as less frequent dosing, more pleasant taste, new dosage formats and other novel approaches to improve existing products. Our competitors may succeed in developing technologies and products that are more effective or less expensive to use than any that we may license or acquire. These developments could render our products obsolete or uncompetitive, which would have a material adverse effect on our business, financial condition and operating results.

Core patent protection for our initial portfolio has expired or will expire in the future, which could result in significant competition from generic products resulting in a significant reduction in sales.

Our Sintrom®, Salagen® and Estraderm MX® products are not subject to patent protection. In addition, the core patents protecting our Vancocin® products expired on July 13, 2010 and the core patents protecting our Enablex® products expire in August 2016. Expiry of patent protection for our Enablex® products could result in significant competition from generic products and could result in a significant reduction in sales. Further, in such situations, in order to continue to obtain commercial benefits from our products, we will rely on product manufacturing trade secrets, know-how and related non-patent intellectual property. The effect of this patent expiration depends, among other things, upon the nature of the market and the position of our products in the market from time to time, the growth of the market, the complexities and economics of manufacture of a competitive product and regulatory approval requirements of generic drug laws. In the event that competition develops from generic products, this competition could have a material adverse effect on our business, financial condition and operating results. The entrance into the market of a generic pharmaceutical product may erode the branded product’s market share which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to protect and maintain our intellectual property and licensing arrangements which could impact our ability to compete effectively in our targeted markets.

Our success will depend in part on our ability to protect and maintain intellectual property rights and licensing arrangements for our products. No assurance can be given that the licenses or rights used by our company will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide competitive advantages to our company. Any loss of intellectual property protection is likely to adversely affect our operating results. Our commercial success will also depend in part on us not infringing patents or proprietary rights of others and not breaching the licenses granted to us. There can be no assurance that we will be able to obtain a license to any third party technology that it may be required to conduct our business or that such technology can be licensed at a reasonable cost. There is no certainty that we will not be challenged by our partners for non-compliance with our existing or future licensing arrangements. Consequently, there may be a risk that licensing arrangements are withdrawn with no compensation or penalties to us.

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The prices at which we are able to sell our pharmaceutical products may be adversely impact by government mandated reductions in pricing resulting from changes in drug reimbursement pricing policies

During 2014, we were informed by the German Federal Joint Committee (G-BA), responsible for directives on drug reimbursement policy, that in Germany there is a plan to introduce a single reimbursement class for all anticholinergic-based OAB products in the market. This new classification would effectively set a maximum reimbursable price for public payors. The G-BA published its decision in October 2015 that Enablex® will be included in the reimbursement class. The G-BA has not determined the applicable maximum reimbursement price that will apply to the reimbursement class as of the date of this AIF. In addition, no date has been set by the G-BA for when the maximum reimbursement price will apply. Accordingly, we are not able to fully assess the financial impact of the inclusion of Enablex® in the reimbursement class as of the date of this AIF. However, we anticipate that inclusion of Enablex® in the reimbursement class will result in our sales revenues from Enablex® (Darifenacin) in the German market being materially lower for future financial periods Changes in other European countries regarding reimbursement policies for the Company’s products may also have an adverse impact on sales and revenues in these counties.

We may be subject to product liability claims, which can be expensive, difficult to defend and may result in large judgments or settlements.

The administration of drugs to humans, whether in clinical trials or after marketing clearance is obtained, can result in product liability claims. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against our company. In addition, third party collaborators and licensees may not protect us from product liability claims.

We will maintain product liability insurance in connection with the marketing of our products. Merus may not be able to obtain or maintain adequate protection against potential liabilities arising from product sales. If Merus is unable to obtain sufficient levels of insurance at acceptable cost or otherwise protect against potential product liability claims Merus will be exposed to product liability claims. A successful product liability claim in excess of its insurance coverage could harm its financial condition, results of operations and prevent or interfere with its product commercialization efforts. In addition, any successful claim may prevent Merus from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming and expensive and would result in Merus needing to divert resources which could otherwise be used in developing its business.

Unexpected products safety or efficacy concerns may arise and result in unanticipated costs associated with product liability defence claims and potential reduction in revenues.

Unexpected safety or efficacy concerns can arise with respect to marketed products, whether or not scientifically justified, leading to product recalls, withdrawals or declining sales, as well as product liability, consumer fraud and/or other claims. This could have a material adverse effect on our business, financial results and operating results.

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Uncertainty can arise regarding the applicability of our proprietary information which could result in unanticipated competition.

We will rely on trade secrets, know-how and other proprietary information as well as requiring employees, suppliers and other third-party service providers to sign confidentiality agreements. However, these confidentiality agreements may be breached, and we may not have adequate remedies for such breaches. Others may independently develop substantially equivalent proprietary information without infringing upon any proprietary technology. Third parties may otherwise gain access to our proprietary information and adopt it in a competitive manner. If a third party obtains our proprietary information and adopts it in a competitive manner, it may have a material effect on our business, financial condition and operating results.

We rely on third parties to undertake promotion and distribution of our products in certain markets and their inability to successfully market our products may impact on our ability to generate revenues in these markets.

We have entered into promotion and distribution agreements with selected partners in certain European countries for our certain of our products. We will rely on these partners to undertake marketing and sales efforts in countries for which promotion and distribution rights have beene granted. There is no assurance that our partners will effectively be able to achieve significant sales of products in their respective territories and their inability to do so may impact adversely on our revenues and our results of operations.

We rely on third parties to manufacture our products and the inability of these third parties to manufacture our products in accordance with our requirements may impact on our ability to generate revenues.

We do not have the internal capability to manufacture pharmaceutical products and rely on third parties to manufacture our products. We cannot be certain that manufacturing sources will continue to be available or that we will be able to continue to outsource the manufacturing of our products on reasonable or acceptable terms. In addition, outsourcing manufacturing exposes us to a number of risks which are outside our control, including: our suppliers may fail to comply with government mandated current good manufacturing practices which include quality control and quality assurance requirements, and the corresponding maintenance of records and documentation and manufacture of products according to the specifications contained in the applicable regulatory file resulting in mandated production halts or limitations; or our suppliers may experience manufacturing quality, control or yield issues which would require the supplier to halt or limit production of our products.

If we encounter delays or difficulties with contract manufacturers, packagers or distributors, sales of our products could be delayed. If we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that were conducted. If we are unable to demonstrate this equivalence, we will be unable to manufacture products from the new source or location of supply, or use the modified process. We may incur substantial expenses in order to ensure equivalence. This may negatively affect its business, financial condition and operating results.

If our supply of finished products is interrupted, our ability to maintain inventory levels could suffer and future revenues could be delayed.

Supply interruptions may occur and our inventory of finished products may not always be adequate to satisfy demand. Numerous factors could cause interruptions in the supply of our finished products, including failure to have a third party supply chain validated in a timely manner, shortages in raw material and packaging components required by our manufacturers, changes in our sources for manufacturing or packaging, our failure to timely locate and obtain replacement manufacturers as needed and conditions affecting the cost and availability of raw materials. There can be no assurances that our other products will not be interrupted in the future. This may have an adverse effect on our business, financial results and operations.

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We will rely on third parties to perform distribution, logistics, regulatory and sales services for our products and their inability to perform these services in accordance with our requirements could cause our business to suffer.

We will rely on third parties to provide distribution, logistics, regulatory and sales services including warehousing of finished product, accounts receivable management, billing, collection and record keeping. If the third parties cease to be able to provide us with these services, or do not provide these services in a timely or professional manner we may not be able to successfully manage the product revenues or integrate new products into its business, which may result in decreases in sales. Additionally, any delay or interruption in the process or in payment could result in a delay delivering product to our customers, which could have a material effect on our business, financial condition and operating results.

We must successfully integrate any products that we acquired or will acquire in the future in order that we can generate anticipated revenues from these products.

We will pursue additional products that could complement or expand our business. However, there can be no assurance that we will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that we will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquired product or business into its existing products and business. Furthermore, the negotiation of potential acquisitions and integration of acquired product lines could divert management’s time and resources, and require significant resources to consummate. If we consummate one or more significant acquisitions through the issuance of Common Shares, our shareholders could suffer significant dilution of their ownership interests.

Our inability to attract and retain key managerial personnel may adversely impact our ability to carry out our business operations and strategies as planned.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the pharmaceutical field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm its business development programs, and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We may not maintain key person life insurance on any of its employees.

Increases in sales may attract generic competition which could impact on the prices that we are able to charge for our products.

If sales of any of our products that no longer enjoy market exclusivity or are not sufficiently protected by associated intellectual property were to increase substantially, competitors may be more likely to develop generic formulations that compete directly with our products. Increased generic competition would have a material adverse effect on our business and financial results.

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Our business is subject to limitations imposed by government regulation which may increase our costs of regulatory compliance as well as impact adversely on our ability to market and sell our products.

In both domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints which are beyond our control. Such laws, regulations and other constraints may exist at all levels of government. There can be no assurance that we will be in compliance with all of these laws, regulations and other constraints. Failure to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact our business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead us to discontinue product sales and may have an adverse effect on the marketing of our products, resulting in significant loss of sales.

In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates an unapproved nutrient with a disease (whether written by us, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of intent to sell an unapproved new drug. If any such evidence is found with respect to our products, the FDA may take adverse action against us, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of our executives. Such actions could have a detrimental effect on sales.

Our policies regarding returns, allowances and chargebacks may reduce revenues in future fiscal periods.

We cannot ensure that our estimated reserves are adequate or that actual product returns, allowances and chargebacks will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows

We may be subject to the risks of foreign exchange rate fluctuation which could result in foreign exchange losses.

We may be exposed to fluctuations of the Canadian dollar against certain other currencies because we publishes our financial statements in Canadian dollars, while a portion of our assets, liabilities, revenues and costs are or will be denominated in other currencies, such as the euro and the U.S. dollar. Exchange rates for currencies of the countries in which we operate may fluctuate in relation to the Canadian dollar, and such fluctuations, especially as between the Canadian dollar, U.S. dollar and the euro, may have a material adverse effect on its earnings or assets when translating foreign currency into Canadian dollars. In order to mitigate the risk, we have used, in the past, forward contracts and other derivative instruments to reduce our exposure to foreign currency risk and may or may not do so in the future. Dependent on the nature, amount and timing of foreign currency receipts and payments, we may from time-to-time enter into foreign currency contracts. Accordingly, we may experience economic loss and a negative impact on earnings solely as a result of foreign exchange rate fluctuations, which include foreign currency devaluations against the Canadian dollar. We do not typically carry currency convertibility risk insurance.

Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held-for-trading investments at the end of each reporting period. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, which could have a significant unfavourable effect on our financial position.

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We may be unsuccessful in evaluating material risks involved in completed and future investments which could impact our ability to realize the expected benefits from future investments and acquisitions.

We will regularly review investment opportunities and as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. As a result, we may not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If we fail to realize the expected benefits from one or more investments, or do not identify all of the risks associated with a particular investment, our business, results of operations and financial condition could be adversely affected.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

There are unexercised convertible securities and stock options outstanding. If these are exercised, the investor’s interest in our Common Shares will be diluted.

As of December 29, 2015, we had 102,599,906 Common Shares issued and outstanding. If all of the options that were issued and outstanding as of that date were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 5,573,500 Common Shares, or approximately 3.7% of our issued and outstanding Common Shares as of the date of this AIF. In addition, our Series A Preferred Shares are also convertible into Common Shares. These issuances would decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of our Common Shares to decline and it could result in the creation of new control persons. In addition, our shareholders could suffer dilution in the net book value per Common Share.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of our Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations have been and will be financed through the sale of equity securities, a decline in the price of our Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including its ability to acquire new products and continue its current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

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Because we can issue additional Common Shares, holders of our Common Shares may incur immediate dilution and may experience further dilution.

We are authorized to issue an unlimited number of Common Shares, of which 102,599,906 shares were issued and outstanding as of December 29, 2015 and an unlimited number of Preferred Shares, of which 10,000 Series A Preferred Shares were issued and outstanding as of December 29, 2015. Our board of directors has the authority to cause us to issue additional Common Shares without the consent of any of our stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Common Shares in the future.

Because it is unlikely that we will pay dividends in the foreseeable future, stockholders may only benefit from owning Common Shares if the value of the Common Shares appreciates.

We have never paid dividends on our Common Shares and we do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase Common Shares.

DIVIDENDS

We have not paid any dividends on our Common Shares since our incorporation and currently have no plans to do so in the foreseeable future.

We are obligated to pay dividends on our Series A Preferred Shares as per the terms of the these preferred shares as set out below. During the fiscal year ended September 30, 2015, we paid dividends aggregating $800,000 on the outstanding 10,000 Series A Preferred Shares.

CAPITAL STRUCTURE

Authorized Capital

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of December 29, 2015, there were 102,599,906 Common Shares issued and outstanding as fully paid and non-assessable and no preferred shares issued and outstanding.

Common Shares

Subject to the rights of the holders of the preferred shares of the Company, holders of the Common Shares are entitled to dividends if, as and when declared by the directors. Holders of the Common Shares are entitled to one vote per Common Share at meetings of shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of the Common Shares are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

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Preferred Shares

Our articles provide that, subject to the BCBCA, our directors may alter the articles of the Company and authorize the alternation of the Notice of Articles of the Company in order to establish series of preferred shares and to designate the rights and restrictions attached to each series of preferred shares. The rights and restrictions attached to a series of preferred shares may include, without limitation, provisions regarding (i) the payment of dividends, (ii) the consideration to be paid for the shares, (iii) conversion or exchange rights, (iv) rights of redemption or repurchase, (v) restrictions on payment of dividends or the repayment of capital in respect of other shares of the Company, and (vi) voting rights and restrictions. The holders of preferred shares shall be entitled on the liquidation or dissolution of the Company to repayment of capital, together with accrued but unpaid dividends, in priority to the holders of the common shares of the Company.

Further to preferred share subscription agreements described above under “Our Business – Recent Developments – Series A Preferred Shares”, we have created and designated a series of preferred shares that are referred to as the “Series A Preferred Shares” and have issued and sold an aggregate of 10,000 Series A Preferred Shares to the subscribers at a price of $1,000 per Series A Preferred Share. The 10,000 Series A Preferred Shares were issued on July 11, 2014. The full rights and restrictions of the Series A Preferred Shares, as agreed upon in the preferred share subscription agreements, were set forth in our material change report dated June 10, 2014, as filed on SEDAR at www.sedar.com, and have been amended as of April 15, 2015. The amended Articles setting forth the full rights and restrictions of the Series A Preferred Shares were filed on SEDAR at www.sedar.com on April 15, 2015. Key material rights and restrictions of the Series A Preferred Shares are summarized below, and this summary is qualified by the full rights and restrictions set forth in the material change report:

Liquidation Preference Amount	CDN$1,000 per Series A Share

Redemption

The Series A Preferred Shares will only be redeemable as follows:

•   by us in the event of a “Change of Control”, as described below under “Change of Control Redemption, and

•   by us at our option at any time after October 31, 2019 (the “Optional Redemption Date”), as described below under “Optional Redemption”.

In the event that we do not exercise our option to redeem the Series A Preferred Shares within 90 days of the Optional Redemption Date, the Applicable Dividend Rate for determination of the dividends payable on the Series A Preferred Shares will increase as provided below under “Applicable Dividend Rate”.

The Series A Preferred Shares may remain outstanding indefinitely should the Series A Preferred Shares not be redeemed or converted.

Applicable Dividend Rate

The Applicable Dividend Rate for determination of the dividends payable on the Series A Preferred Shares will be as follows:

•     8% per annum from the date of issuance to the Optional Redemption Date,

•      LIBOR plus 10% per annum during the one year period following the Optional Redemption Date should we elect not to redeem the Series A Preferred Shares within 90 days of the Optional Redemption Date,

•      LIBOR plus 12% per annum during the period following the one year anniversary of the Optional Redemption Date should we elect not to redeem the Series A Preferred Shares during the one year period following the Optional Redemption Date.

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Dividends	Holders of the Series A Preferred Shares will be entitled to receive, when and as declared by the Board of Directors of Merus, out of funds legally available for the payment of dividends, cumulative cash dividends at the Applicable Dividend Rate multiplied by the $1,000.00 per share Liquidation Preference, initially equivalent to $80.00 per annum per Series A Preferred Share.

Conversion	Each outstanding Series A Preferred Share shall be convertible (the “Conversion Right”) at any time at the option of the holder into that number of whole Common Shares determined as follows: (i) that number of whole Common Shares (the “Liquidation Preference Conversion Shares”) as is equal to the Liquidation Preference Amount divided by an initial conversion price of $2.20 per share, plus (ii) that number of whole Common Shares (the “Unpaid Dividend Conversion Shares”) as is equal to the amount of all accrued and unpaid dividends of such Series A Preferred Shares divided by a conversion price equal to the greater of (i) the initial conversion price of $2.20 per share, and (ii) Market Price of the Common Shares at the time of conversion, with such conversion of accrued but unpaid dividends being subject to TSX approval at the time of conversion. The holder may elect at the time of exercise of the Conversion Right whether to receive accrued but unpaid dividends on the Series A Preferred Shares converted either by (i) payment in cash, or (ii) issuance of Unpaid Dividend Conversion Shares. If the holder elects to receive payment of accrued but unpaid dividends in cash, then the Conversion Shares to be issued upon exercise of the Conversion Right will be comprised solely of the Liquidation Preference Conversion Shares and payment of the accrued but unpaid dividends in cash will be made concurrently with delivery of such Conversion Shares. If the holder elects to receive payment of accrued but unpaid dividends by issuance of Unpaid Dividend Conversion Shares, then the Conversion Shares will be comprised of both the Liquidation Preference Conversion Shares and the Unpaid Dividend Conversion Shares and no cash payment will be made in respect of accrued but unpaid dividends.

Optional Redemption	On and after the Optional Redemption Date, Merus may, at its option, upon not less than 15 nor more than 30 days' written notice, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price equal to the Liquidation Preference of $1,000.00 per share, plus all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the date fixed for redemption, without interest.

Change of Control Redemption	At any time during which the Series A Preferred Shares are outstanding, in the event of a “Change of Control”, as defined, of Merus by a person, entity or group Merus (or the entity acquiring Merus) may, at its option, upon not less than 15 nor more than 30 days’ written notice, redeem the Series A Preferred Shares, in whole but not in part, within 120 days after the date on which the Change of Control has occurred, for cash at a redemption price equal to (i) the Liquidation Preference of $1,000.00 per share multiplied by 105%, plus (ii) all accrued and unpaid dividends thereon (whether or not earned or declared) to, but excluding, the redemption date, without interest (a “Change of Control Redemption”).

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Liquidation Preference	Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Merus, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of junior shares in the distribution of assets upon any liquidation, dissolution or winding up of Merus, the holders of Series A Preferred Shares shall be entitled to receive out of the assets of Merus legally available for distribution to shareholders, liquidating distributions in the amount of the Liquidation Preference, or $1,000.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to, but excluding, the date of payment.

Ranking	Merus shall not issue any other class or series of preferred shares that rank senior to the Series A Preferred Shares, with respect to the payment of dividends and amounts distributed upon liquidation, dissolution or winding up.

Voting Rights

The Series A Preferred Shares will not have any voting rights, except as prescribed by the BCBCA and as provided below.

So long as any shares of Series A Preferred Shares remain outstanding, we will not, without the affirmative vote of the holders of at least two-thirds of the Series A Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting, authorize or create any class or series of preferred shares of the Company or issue any of such shares that will rank as “parity shares”, as defined above.

Adjustments	The number of Common Shares issuable upon conversion of the Series A Preferred Shares and the conversion price will be subject to customary pro rata adjustments to any reflect any consolidation, stock split or other common share reorganization.

Limits on Conversion	A holder of Series A Preferred Shares shall not have the right to convert any Series A Preferred Shares to the extent that, after giving effect to such conversion, the holder (together with the holder’s affiliates and Persons acting jointly or in concert with such Persons (together, the “Joint Actors”)) would beneficially own in excess of 19.9% of the number of Common Shares outstanding immediately after giving effect to such conversion on a diluted basis, assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed date of conversion.

Listing	The Series A Preferred Shares have not been listed on any stock exchange.

MARKET FOR SECURITIES

Our Common Shares are traded on the TSX under the symbol “MSL” and on the NASDAQ under the symbol “MSLI”.

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The following table sets forth the high and low closing prices and the aggregate volume of trading of our Common Shares on the TSX for each month during the fiscal year ended September 30, 2015:

Month	High (Cdn.$)	Low (Cdn.$)	Volume
October 2014	1.76	1.44	12,788,035
November 2014	1.75	1.60	9,256,684
December 2014	1.93	1.42	11,920,743
January 2015	1.90	1.67	10,971,546
February 2015	2.69	1.98	27,180,638
March 2015	3.00	2.62	30,446,983
April 2015	3.28	2.49	22,899,056
May 2015	3.02	2.53	20,331,787
June 2015	3.46	2.89	26,739,913
July 2015	3.44	2.73	13,547,272
August 2015	3.46	1.89	21,088,584
September 2015	2.39	1.68	13,869,940

The following table sets forth the high and low closing prices and the aggregate volume of trading of the Common Shares on the NASDAQ for each month during the fiscal year ended September 30, 2015:

Month	High (U.S.$)	Low (U.S.$)	Volume
October 2014	1.57	1.24	411,626
November 2014	1.56	1.40	299,690
December 2014	1.67	1.21	850,037
January 2015	1.63	1.33	342,507
February 2015	2.20	1.59	692,691
March 2015	2.40	2.08	1,001,754
April 2015	2.60	2.06	871,847
May 2015	2.48	2.10	454,676
June 2015	2.85	2.48	1,332,832
July 2015	2.51	2.40	421,706
August 2015	2.11	1.93	789,724
September 2015	1.57	1.48	504,078

PRIOR SALES

We issued the following securities during the year ended September 30, 2015:

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Date	Price per Security/Exercise Price per Security	Number of Securities

Common Shares
Issued pursuant to Public Offerings
April 30, 2015	$3.05	19,672,200
June 1, 2015	$3.05	1,000,550
Issued pursuant to Option Exercises
February 20, 2015	$1.52	75,000
February 23, 2015	$0.51	16,500
March 13, 2015	$1.80	100,000
April 13, 2015	$2.00	150,000
May 26, 2015	$1.75	75,000

Grants of Options
November 26, 2014	$1.69	50,000
December 22, 2014	$1.88	300,000
January 23, 2015	$1.75	1,210,000
March 26, 2015	$2.73	225,000
May 26, 2015	$2.92	150,000

Grants of Performance Share Units
January 23, 2015	N/A	800,000
January 23, 2015	N/A	60,000
May 26, 2015	N/A	100,000

ESCROWED SECURITIES

As at September 30, 2015, there were, to our knowledge, no securities of the Company of any class held in escrow or that are subject to any contractual restrictions on transfer.

DIRECTORS AND OFFICERS

The following table is as at the date of the AIF and sets out the name, province/state of residence, positions and/or offices held with the Company, and principal occupations of each person who is a director and/or an executive officer of the Company, as well as the period during which each person, if applicable, has been a director of the Company.

The term of office of each director of the Company ends immediately before the election of directions at the annual meeting of shareholders each year.

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Name, Office held, Province/ State and Country of Residence	Principal Occupation During Previous Five Years	Director Since	Shares Beneficially Owned or Controlled(1)
Directors

Barry Fishman President, Chief Executive Officer and Director Toronto, Ontario	President and Chief Executive Officer of the Company since December 2014. Interim CEO of the Company from September 2014 to December 2014. Formerly Chief Executive Officer of Teva Pharmaceuticals Canada.	September 23, 2014(2)	416,667 (3)

David D. Guebert(4)(5)(6) Director Calgary, Alberta	Chartered accountant and certified public accountant; Chief Financial Officer of Marret Resource Corp. from August 2008 to present; Chief Financial Officer of Times Three Wireless Inc. from May 2004 to June 2015; Chief Financial Officer of Sereno Capital Corporation from March 2011 to December 2013.	February 11, 2011(2)	209,167(8)

Robert S. Pollock(5)(6) Director Toronto, Ontario	Director and Chief Executive Officer of Primary Capital Inc. from July 2008 to present; Chief Executive Officer and Director of Primary Corp. from August 2008 to June 2012.	February 11, 2011(2)	3,760,000(9)

Michael Cloutier(4)(5) Director Burlington, Ontario	President and General Manager of Intermune Inc. from 2013 to present; CEO of Canadian Diabetes Association from 2010 to 2013; CEO of Critical Outcomes Technology Inc. from 2008 to 2010.	July 8, 2013	Nil(10)

Timothy G. Sorensen(4)(5)(7) Director Toronto, Ontario	President of Primary Capital Inc. from November 2010 to present; Managing Director of Institutional Sales of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.) from January 2008 to September 2010.	February 11, 2011(2)	913,500(11)

Theresa Firestone(5)(6)(7) Director Toronto, Ontario

Senior Vice President of Shoppers Drug Mart, May 2014 to present.

Regional President, Emerging Markets Asia, Pfizer Inc. 2010 to 2014, General Manager, Established Products, Pfizer Canada, 2009 to 2010.

		May 26, 2014	10,000(12)

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Name, Office held, Province/ State and Country of Residence	Principal Occupation During Previous Five Years	Director Since	Shares Beneficially Owned or Controlled(1)
Dr. Robert Bloch(5)(7) Director Switzerland	Vice President, Global Head - Established Products of F. Hoffmann-La Roche from October 2008 to current	March 27, 2015	nil(13)

Executive Officers

Andrew Patient Chief Financial Officer Toronto, Ontario	Chief Financial Officer of the Company (and predecessors) since 2008	Not Applicable	140,000(14)

Frank Rotmann Vice-President, European Operations Switzerland

Vice-President, European Operations of the Company

since May 26, 2015; Vice-President for Central Eastern Europe for Takeda Pharmaceuticals from October 2011 to July 2014; Vice-President of Commercial Operations for Central Eastern Europe for Nycomed International Management from July 2009 to September 2011

		Not Applicable	11,598(15)

Geoff Morrow Vice-President, Business Operations Toronto, Ontario

Vice-President, Business Operations of the Company

since February 2015; Senior Sales and Marketing Manager at Allergan Canada from October 2011 to November 2014; Director, Business Development and Corporate Planning at Astellas Canada from October 2006 to October 2011

		Not Applicable	Nil(16)

Bob McLay Vice-President, Sales and Marketing Toronto, Ontario	Vice-President, Sales and Marketing of the Company since January 2014; Director of Sales at Takeda Canada from December 2010 to December 2013	Not Applicable	Nil(17)

Notes:

(1)	This information has been obtained from public insider filings and from the directors themselves. No individual director, either alone or together with such director’s associates or affiliates, owns or controls 10% of more of the voting securities of the Company.
(2)	Appointed a director of Envoy on February 10, 2011. On December 19, 2011, Old Merus amalgamated with Envoy continuing under the name “Merus Labs International Inc.” On October 1, 2012, the Company amalgamated with its wholly-owned subsidiary, Merus Labs Inc. and continued under the name “Merus Labs International Inc.”
(3)	Does not include (i) 875,000 stock options exercisable into Common Shares, and (ii) 533,333 performance share units granted under the 2015 PSU Plan.

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(4)	Member of the Audit Committee.
(5)	Independent director.
(6)	Member of the Compensation Committee.
(7)	Member of the Nominating and Governance Committee.
(8)	Includes 62,500 Common Shares controlled or directed by Deborah Guebert and 146,667 Common Shares held directly but does not include 600,000 stock options exercisable into Common Shares.
(9)	Includes 470,000 Common Shares controlled or directed by Michelle Pollock and 3,290,000 Common Shares held directly but does not include 600,000 stock options exercisable into Common Shares.
(10)	Does not include 575,000 stock options exercisable into Common Shares.
(11)	Includes 100,000 Common Shares controlled or directed by Anne Sorensen and 813,500 Common Shares held directly but does not include 600,000 stock options held by Mr. Sorensen exercisable into Common Shares.
(12)	Does not include 450,000 stock options exercisable into Common Shares.
(13)	Does not include 300,000 stock options exercisable into Common Shares.
(14)	Includes 42,000 Common Shares controlled or directed by Angela Patient and 98,000 Common Shares held directly but does not include (i) 600,000 stock options exercisable into Common Shares, and (ii) 40,000 performance share units granted under the 2015 PSU Plan
(15)	Does not include (i) 250,000 stock options exercisable into Common Shares, and (ii) 88,402 performance share units granted under the 2015 PSU Plan.
(16)	Does not include 175,000 stock options exercisable into Common Shares.
(17)	Does not include 225,000 stock options exercisable into Common Shares.

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over 5,460,932 Common Shares, being 5.3% of the issued Common Shares on a non-diluted basis. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company, as a group, is based upon information furnished by the directors and executive officers.

Principal Occupations and Other Information about Our Directors and Executive Officers

The principal occupations of each of the Company’s directors and executive officers within the past five years are disclosed in the biographies set forth below.

Barry Fishman – Chief Executive Officer and Director

Prior to joining us in 2014, Mr. Fishman was the President & CEO of Teva Canada Limited (the Canadian subsidiary of Teva Pharmaceutical Industries Ltd.), a leading generic and specialty pharmaceutical company in Canada with over 1,500 employees and three production facilities. Mr. Fishman was with Teva Canada for over ten years. Teva Pharmaceutical Industries Ltd. is a global Pharmaceutical company specializing in the development, production and marketing of generic and proprietary specialty medicines as well as active pharmaceutical ingredients. Barry spent seventeen years with Eli Lilly Canada where he held a variety of leadership positions in finance, human resources, operations, business development and marketing. Mr. Fishman graduated from McGill University in Montreal with a concentration in finance and accounting, and received his CPA designation at Deloitte in Costa Mesa, California. Barry is past Chair of the Canadian Generic Pharmaceutical Association and a member of the Executive Committee.

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Robert S. Pollock — Director

Mr. Pollock is a Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. Mr. Pollock was President of Primary Corp. (TSX: PYC), a natural resources lending company from August 2008 to June 2012. He was formerly Vice President-Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

Mr. Pollock’s principal occupations during the five preceding years are as follows: since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc.; from August 2008 to June 2012, he was a Director and Chief Executive Officer of Primary Corp.; from February 10, 2011 to January 12, 2012, he was the interim Chief Executive Officer of Envoy and our company.

David D. Guebert — Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., a company focused on natural resource lending. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2008 he has been Chief Financial Officer of Marret Resource Corp. and from 2004 to June 2015 was the Chief Financial Officer of Times Three Wireless Inc. From 2010 to 2013 he was a director of Advitech Inc., a biotech company.

Timothy G. Sorensen — Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years is as follows: he has been President of Primary Capital Inc. since November 2010; from January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada; and he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Michael Cloutier — Director

Mr. Michael Cloutier was appointed Director of Merus Labs International Inc. on July 8, 2013. He is currently the President and General Manager of InterMune Inc., a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. Prior to his appointment at Merus, Mr. Cloutier was the CEO of the Canadian Diabetes Association from 2010 to 2013 and was the CEO of Critical Outcomes Technology Inc., an early stage biotech company based in London, Ontario with proprietary technology uniquely positioned to accelerate and advance pre-clinical research and drug development activities, from 2008 to 2010. From 2003 to 2008, Mr. Cloutier held several roles with AstraZeneca including the CEO of the Canadian operations and VP, HR, Global Marketing at the corporate headquarters in London, England. Other leadership roles include President of Pharmacia Canada from 2000 to 2003 and President of Searle Canada from 1998 to 2000.

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Theresa Firestone — Director

Ms. Firestone was appointed to to our Board of Directors on May 27th, 2014. She is currently Senior Vice President, Healthcare Businesses with Shoppers Drug Mart, responsible for providing overall leadership to their healthcare divisions including MediSystem Pharmacy, Specialty Health Network and Shoppers Home Healthcare. Prior to joining Shoppers, Ms. Firestone was Regional President, Emerging Markets Asia with Pfizer Inc, a position she held for three years located in Shanghai and Hong Kong. Ms. Firestone has extensive experience and a strong track record of success in pharmaceuticals and healthcare management with over 15 years of progressively senior roles at Pfizer and over 12 years with government and not-for-profit organizations. During her tenure with the Ontario Ministry of Health she was responsible for the overall operations of the provinces 10 psychiatric hospitals and later was the Director of Drug Programs Branch where she was responsible for restructuring the largest managed drug program in Canada and establishing the Trillium Drug Program. After her years in public service, she joined the Canadian Wholesale Drug Association as President and CEO. In 1999, Ms. Firestone joined Pfizer Canada as Vice President Government and Public Affairs. She held several roles with Pfizer including Country Manager of Pfizer Austria and General Manager of the Established Products Business in Canada.

Dr. Robert Bloch — Director

Dr. Robert Bloch was appointed to our Board of Directors effective March 27, 2015. Dr. Bloch is a European-based pharmaceutical industry veteran. Dr. Bloch has more than 15 years of leadership experience with global pharmaceutical companies, including seven years at F. Hoffmann-La Roche, based in Switzerland, most recently as Vice President, Global Head - Established Products. At F. Hoffmann-La Roche, Dr. Bloch successfully led a multi-billion dollar franchise and had considerable influence on the company's overall strategic direction and operating performance. Before joining Roche, Dr. Bloch advanced through several leadership roles at Schering-Plough and Wyeth.

Andrew Patient — Chief Financial Officer

Mr. Patient has been Chief Financial Officer of the Company since the amalgamation of Envoy Capital and Old Merus in 2011. Since 2008, Mr. Patient served as CFO of Envoy Capital, a communications focused merchant bank, and since 2010 as its President and CEO. Prior to joining Envoy, Mr. Patient spent six years at BDO Dunwoody LLP in Canada and five years in financial roles assisting early stage technology companies in San Diego, CA. Mr. Patient has 12 years experience serving as CFO of TSX and NASDAQ listed companies overseeing investments, equity and debt financings, acquisitions, divestitures, tender offers, corporate reorganizations and plans of arrangement. Mr. Patient holds a bachelor of cccounting degree from Brock University and is a Canadian Chartered Professional Accountant.

Frank Rotmann — Vice-President and Head of European Operations

We appointed Frank Rotmann as our Vice President and Head of European Operations on May 26, 2015. Mr. Rotmann has over 20 years of experience in the pharmaceutical industry and is based in Switzerland. Prior to joining us, Mr. Rotman was Vice-President for Central Eastern Europe for Takeda Pharmaceuticals from October 2011 to July 2014 and Vice-President of Commercial Operations for Central Eastern Europe for Nycomed International Management from July 2009 to September 2011. Mr. Rotmann has also held European and US-based leadership roles at Eli Lilly, Sanofi and Altana. Mr. Rotman has a Master of Business and Engineering degree from the Karlsruhe Institute of Technology in Germany.

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Bob McLay - Vice-President Sales and Marketing

In January 2014, Mr. McLay joined Merus Labs International Inc. as the Vice President Sales & Marketing for Canada. He brings extensive experience leading sales and marketing teams and has an extensive background in all facets of the pharmaceutical business including operations, trade, reimbursement, medical, regulatory and business development. Most recently, Mr. McLay was the Director of Sales for Takeda Canada. In Canada since 1993, he has gained broad knowledge in the area of marketing and sales in progressive positions ranging from sales representative, product manager, district sales manager, and director of sales for leading pharmaceutical companies such as Pfizer, Sanofi, and Alcon. Mr. McLay obtained his MBA at Auburn University and a Bachelor of Science from Guelph University.

Geoff Morrow — Vice-President, Business Development

We appointed Mr. Geoff Morrow as our Vice President, Business Development in February 2015. Mr. Morrow has over 15 years’ experience in the pharmaceutical industry. Prior to joining us, Mr. Morrow held the position of Senior Sales and Marketing Manager at Allergan Canada from October 2011 to November 2014 and Director, Business Development and Corporate Planning at Astellas Canada from October 2006 to October 2011. In addition, Mr. Morrow held US-based management roles at InVentiv Health and Eli Lilly and Canadian-based roles at AstraZeneca.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Cease Trade Order

No director or executive officer of Merus is, as at the date of this AIF, or has been, within the last ten years before the date of this AIF, a director, chief executive officer, or chief financial officer of any company (including Merus) that was:

(a)	subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purpose of the above paragraph, “order” means (a) a cease trade order, (b) an order similar to a cease trade order, or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days.

Bankruptcy

No director or executive officer of Merus, or a shareholder holding a sufficient number of securities of Merus to affect materially the control of Merus is, as at the date of this AIF, or has been, within ten years before the date of this AIF, a director or executive officer of any company (including Merus) that:

(a)	while that person was acting in that capacity, or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

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(b)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer or shareholder.

Sanctions

No director or executive officer of Merus, or a shareholder holding a sufficient number of securities of Merus to affect materially the control of Merus has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Several directors of Merus also serve as directors of one or more other public companies involved in the pharmaceutical industry. It may occur from time to time that as a consequence of a director’s activity in the pharmaceutical industry and serving on such other boards that a director may become aware of acquisition opportunities which are of interest to more than one of the companies on whose boards that person serves. Accordingly, situations may arise in the ordinary course that involve a director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Merus Board, would be obliged to abstain from voting as a Merus director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Merus. See “Risk Factors – Conflicts of Interest”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Factive® Arbitration Proceeding

In the fourth quarter of fiscal 2014, the Company received notice of a request for arbitration from the original owner of the Company’s former Factive® product (the “Original Owner”). The request for arbitration is based on the original license agreement entered into by the Original Owner and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration names the Company as a respondent together with Cornerstone and Vansen Pharma, Inc. The Original Owner’s request for arbitration includes the allegation that Cornerstone did not have the legal right to transfer the Factive® product to the Company and that the Company failed to use commercially reasonable efforts in marketing Factive®. The Original Owner is seeking an award for damages relating to an alleged breach of contract, as well of disgorgement of revenues and other benefits derived by the Company from sales of Factive®. The Company is defending the claim and has denied any liability to the Original Owner. The Company and Cornerstone have each asserted claims against the other, seeking indemnity and damages related to the Original Owner’s claim. The hearing for the arbitration was completed as of September 21, 2015 and final submissions were due by November 30, 2015. A decision of the arbitration panel is not anticipated during the current calendar year.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of any of our directors or our executive officers, nor any of their associates or affiliates, has had any material interest, direct or indirect, in any transaction within the past three fiscal years or during the current fiscal year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

MATERIAL CONTRACTS

The material contracts entered into by the Company within the financial year ended September 30, 2015 or before such time that is still in effect, other than in the ordinary course of business, are the following:

(a)	Enablex® Acquisition Agreement;

(b)	Enablex® License Agreement;

(c)	Sintrom® Asset Purchase Agreement;

(d)	Sintrom® License Agreement;

(e)	Sintrom® Supply Agreement;

(f)	2014 Credit Agreement.

INTERESTS OF EXPERTS

Our current auditor, MNP LLP, Chartered Professional Accountants, Licensed Public Accountants (“MNP LLP”) is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To our knowledge, MNP LLP held less than 1% of the outstanding securities of the Company or of any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports. None of the aforementioned firms or persons received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

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Additional information, including information regarding the remuneration of our directors and executive officers, the security ownership of the principal holders of our securities, and securities authorized for issuance under our equity compensation plans, is contained in the management information circular dated February 23, 2015 for our annual general and special meeting of shareholders held on March 27, 2015, which is available on SEDAR at www.sedar.com.

Additional financial information is also provided in Merus’s audited consolidated financial statements and Management’s Discussion and Analysis for the year ended September 30, 2015, which may be found on SEDAR at www.sedar.com.

AUDIT COMMITTEE AND AUDIT FEES

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Audit Committee’s charter sets out its mandate and responsibilities, and is attached to this AIF as Schedule “A”.

Composition of Audit Committee

David Guebert (Chair), Tim Sorensen and Michael Cloutier are the members of our Audit Committee. All three members of our Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees.

Relevant Education and Experience

For a description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member, see “Directors and Officers – Principal Occupations and Other Information about Merus’s Directors and Executive Officers”. Such education and experience provides each member with:

•	an understanding of the accounting principles used by the Company to prepare its financial statements;

•	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•	an understanding of internal controls and procedures for financial reporting.

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Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

The following table shows the aggregate fees billed to the Company by MNP LLP, the Company’s current independent registered public accounting firm, in each of the last two years:

	Year Ended September 30
Nature of Services	2015(1)	2014(1)
Audit Fees(2)	225,000	220,000
Audit-Related Fees(3)	-	-
Tax Fees(4)	23,500	8,000
All Other Fees(5)	143,000	160,000
Total	$391,500	$388,000

(1)	All amounts in Canadian dollars.
(2)	Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(3)	Audit related fees represent the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” above.
(4)	Tax fees represent the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning. These professional services included tax compliance services and tax advice.
(5)	Other fees in 2015 and 2014 related to review of prospectus filing and consulting fees related to internal controls over financial reporting.

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SCHEDULE “A”

AUDIT COMMITTEE CHARTER

OF

MERUS LABS INTERNATIONAL, INC.
(the “Corporation”)

1.	PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities. Consistent with this function, the Audit Committee should serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal control system in light of applicable legal and regulatory requirements, review and appraise the audit efforts of the Corporation’s independent auditor, and provide an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors.

2.	COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall satisfy the independence requirements applicable to members of audit committees under the rules of the NASDAQ, National Instrument 52-110 – Audit Committees (“NI 52-110”), the rules of the U.S. Securities and Exchange Commission and any other applicable laws and regulations. All members of the Committee shall satisfy the financial literacy requirements or definitions applicable to members of audit committees under NI 52-110, the rules of the NASDAQ and any other applicable laws and regulations. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. Each member of the Committee shall be appointed by the Board and shall continue to be a member thereof until the expiration of his or her term of office as a Director. The Chair of the Committee shall be designated by the Board of Directors.

3.	MEETINGS

The Committee shall meet at least four times per year or more frequently as circumstances dictate. The meetings are scheduled to permit timely review of the quarterly and annual financial statements, reports and related press releases. As part of its responsibility to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. A majority of the members appearing at a duly convened meeting shall constitute a quorum and the Committee shall maintain minutes or other records of its meetings and activities.

4.	AUDIT COMMITTEE AUTHORITY AND RESOURCES

The Audit Committee has the authority, without further approval of the Board of Directors: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any such advisors employed by the Committee; and (c) to communicate directly with external auditors and internal auditors and any other personnel of the Corporation and to have unrestricted access to any documents of the Corporation relevant to the performance of the Committee’s duties.

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5.	RESPONSIBILITIES AND DUTIES

The Audit Committee will fulfill its responsibilities and duties by carrying out the following activities:

Documents/Reports Review

1.          Review and update this Charter periodically and at least annually, as conditions dictate.

2.          Review the Corporation’s:

a.	annual and interim financial statements and related management’s discussion and analysis and earnings releases; and

b.	financial information contained in annual reports, annual information forms, prospectuses, registration statements and similar disclosure documents of the Corporation,

all prior to filing with any governmental body or disclosure to the public, including any audit, review, attestation, certification, report or opinion rendered by the independent auditor.

3.          The review referred to in Section 5.2 above would include, as appropriate, a discussion of the quality of the accounting principles as applied and significant judgments affecting the Corporation’s financial statements, significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management.

Independent Auditor

4.          Recommend to the Board of Directors the nomination of the independent auditor and approve the fees and other compensation to be paid to the independent auditor. The Audit Committee shall have exclusive responsibility for the foregoing and the independent auditor shall report directly to the Audit Committee.

5.          Ensure the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Corporation and pre-approve, in accordance with the requirements of NI 52-110 and any other applicable laws and regulations, all non-audit services to be provided to the Corporation or any subsidiary by the independent auditor.

6.          On an annual basis, engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor.

7.          Recommend that the Board of Directors take appropriate action in response to the independent auditor’s report to satisfy itself of the independence of the independent auditor.

8.          Review and oversee all aspects of the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.

9.          Meet periodically with the independent auditor to discuss any matters that the Audit Committee believes should be discussed privately and without management present. Such matters would normally include internal controls and the fullness and accuracy of the Corporation’s financial statements.

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10.          Review and approve the Corporation’s hiring policy regarding partners, employees and former partners and employees of the present and former independent auditor. At this time, the Corporation’s policy shall be to not hire any partner or employee of its auditor, or any person who was within the last two years a partner or employee of its auditor, unless the Committee decides otherwise.

Financial Reporting Process

11.          In consultation with the independent auditor, periodically review and assess the integrity and adequacy of the Corporation’s financial reporting processes, both internal and external. In particular, the Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements (other than the disclosure referred to in Section 5.2(i) and (ii) above, which the Committee will directly review) and must periodically assess the adequacy of those procedures.

12.          Consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

13.          Consider and approve, if appropriate, major changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditor or management.

14.          After review of the audited financial statements and discussions with management and the independent auditor, consider whether the financial statements are fairly presented in conformity with Canadian and U.S. Generally Accepted Accounting Principles, as applicable.

15.          Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation or any of its subsidiaries of concerns regarding questionable accounting or auditing matters.

Process Improvement

16.          Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

17.          Following completion of the annual audit, review separately with each of management and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18.          Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

19.          Provide that the independent auditor discuss with the Audit Committee the independent auditor’s judgments about the quality, not just the acceptability, of the Corporation’s accounting principles as applied in its financial reporting; the discussion should include such issues as the clarity of the Corporation’s financial disclosures and degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosures and reviewed by the independent auditor.

20.          Review with the independent auditor and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

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Related Party Transactions

21.          The Committee shall review and approve, if appropriate, any transaction between the Corporation or any of its subsidiaries and a related party and any transaction involving the Corporation or a subsidiary and another party in which the parties’ relationship could enable the negotiation of terms on other than an independent, arm’s length basis.

6.	REMUNERATION OF AUDIT COMMITTEE MEMBERS

No member of the Audit Committee may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or its subsidiaries, and is not eligible to serve as a member of the Committee if he or she accepted, directly or indirectly, any such fee in the three-year period prior to his or her proposed Committee appointment, except in each case in respect of remuneration for acting in his or her capacity as a member of the Board of Directors or any board committee or as a part-time chair or vice-chair of the Board of Directors or any board committee. For the purposes of the foregoing, “indirectly” includes the receipt of such fees by an immediate family member.

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